UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 31, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 31st, 2023

DATE, TIME AND PLACE: March 31st, 2023, at 10.30 a.m. Due to the importance and urgency of the matters on the Agenda, the meeting was held on a virtual basis, as provided in the 2nd paragraph of Section 25 of TIM S.A.’s By-laws (“Company”).

PRESENCE: The Board of Directors’ Meeting of the Company was held with the presence of Messrs. Nicandro Durante, Adrian Calaza, Alberto Mario Griselli, Claudio Giovanni Ezio Ongaro, Elisabetta Paola Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Michele Valensise and Michela Mossini.

BOARD: Mr. Nicandro Durante – Chairman; and Mrs. Fabiane Reschke – Secretary.

AGENDA: (1) To elect the Chairman of the Company’s Board of Directors; (2) To elect the Secretary of the Company’s Board of Directors; (3) To resolve on the composition of the Advisory Committees to the Company’s Board of Directors; (4) To resolve on the amendment of the Company’s Organizational Structure and to elect the Company’s Board of Officers; (5) To resolve on the amendment of the Company’s Board of Officers’ Internal Rules; and (6) To resolve on the compliance of the suspensive conditions provided for in the proposed merger (“Merger”) of Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. into the Company.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1) The Board indicated and elected Mr. Nicandro Durante for the position of Chairman of the Board of Directors of the Company, with mandate until the Annual Shareholders’ Meeting of the Company to be held in the year of 2025. It is registered that Mr. Nicandro Durante abstained from voting.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

March 31st, 2023

(2) The Board, pursuant to its Internal Rules, indicated and elected Mrs. Fabiane Reschke, Company’s Legal Officer, to exercise the duties of the Secretary of the Board of Directors of the Company until the first Board Meeting to be held after the Annual Shareholders’ Meeting of the Company to be held in the year of 2025.

(3.1) The Board indicated and elected, to compose the Statutory Audit Committee of the Company (“CAE”), Messrs. Gesner José de Oliveira Filho, Flavia Maria Bittencourt and Herculano Aníbal Alves. All Board Members hereby elected to compose the CAE are qualified as Independent Directors, pursuant to the Listing Rules of the Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão and to the Company’s By-laws, with mandate until the Annual Shareholders’ Meeting of the Company to be held in the year of 2025.

Additionally, it is registered that Mr. Herculano Aníbal Alves have recognized experience in matters of corporate accounting, according to the statement presented.

(3.2) The Board indicated and elected, to compose the Control and Risks Committee of the Company (“CCR”), Messrs. Adrian Calaza, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Michele Valensise and Michela Mossini. All Board Members hereby elected will have mandate until the Annual Shareholders’ Meeting of the Company to be held in the year of 2025.

(3.3) The Board indicated and elected, to compose the Environmental, Social & Governance Committee of the Company (“CESG”), Messrs. Nicandro Durante, Alberto Mario Griselli, Gesner José de Oliveira Filho, Claudio Giovani Ezio Ongaro and Michela Mossini. All Board Members hereby elected will have mandate until the Annual Shareholders’ Meeting of the Company to be held in the year of 2025.

(3.4) The Board indicated and elected, to compose the Compensation Committee of the Company (“CR”), Messrs. Nicandro Durante, Claudio Giovani Ezio Ongaro and Michele Valensise. All Board Members hereby elected will have mandate until the Annual Shareholders’ Meeting of the Company to be held in the year of 2025.

At the end, it is registered the waiver of compensation expressed by the following elected members, in view of their participation in the Board of Directors and, when applicable, in the Advisory Committees to the Company’s Board of Directors: (i) Adrian Calaza; (ii) Claudio Giovani Ezio Ongaro; (III) Elisabetta Paola Romano; (iv) Alberto Mario Griselli; and (v) Michela Mossini.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

March 31st, 2023

(4.1) Approved, pursuant to Section 22, item XXI of the Company’s By-laws, the extinction of the Chief Technology Information Officer and Chief Revenue Officer positions. In view thereof, the new composition of the Board of Officers shall be comprised of the following positions: Diretor Presidente (Chief Executive Officer), Diretor Financeiro (Chief Financial Officer), Diretor de Relações com Investidores (Investor Relations Officer), Business Support Officer, Regulatory and Institutional Affairs Officer, Diretor Jurídico (Legal Officer) and People, Culture & Organization Officer.

It should be noted that said adjustment is restricted exclusively to the composition of the Board of Officers and aims to evolve the Company's alignment with the best governance practices, in particular those related to the segregation between missions and attributions of supervision of the business by the Board of Officers and the performance of the areas of Chief Technology Information Officer and Chief Revenue Officer, which are the main sources of proposals, projects and plans submitted to the aforementioned corporate body. In this sense, the organizational responsibilities of the areas of Chief Technology Information Officer and Chief Revenue Officer remain unchanged, as well as the strategic relevance of the first level of reporting to the Diretor Presidente (Chief Executive Officer) of the Company.

(4.2) Then, as an exclusive result of the adjustment in the composition of the Company's Board of Officers, it should be noted that Messrs. Leonardo de Carvalho Capdeville and Fabio Mello de Avelar presented, on this date and with immediate effect, their resignation letters in relation to the positions held, respectively, as Chief Technology Information Officer and Chief Revenue Officer of the Company, however, remaining ahead of their respective areas, from now on, without a statutory nature.

(4.3) Consequently, The Board Members elected, in accordance with Section 22, item XXI of the Company’s By-laws, the Company’s Board of Officers, that shall be composed of six (6) Officers, indicated as follows: (i) Diretor Presidente (Chief Executive Officer) and Diretor de Relações com Investidores (Investor Relations Officer), the latter on an interim basis, Mr. Alberto Mario Griselli, Italian, married, Bachelor in Engineering, bearer of the Identity Card RNM No. V354056-O, issued by CGPI/DIREX/PF in January 31st, 2021, enrolled in the taxpayers’ roll (CPF/ME) under No. 058.431.817-07, domiciled at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th floor, Barra da Tijuca, in the city and State of Rio de Janeiro; (ii) Diretora Financeira (Chief Financial Officer), Mrs. Andrea Palma Viegas Marques, Brazilian, married, administrator, bearer of the Identity Card No. 08524330-1, issued by DETRAN/RJ in May 18th, 2011, enrolled in the taxpayers’ roll (CPF/ME) under No. 014.189.697-37, domiciled at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th floor, Barra da Tijuca, in the city and State of Rio de Janeiro; (iii) Business Support Officer, Mr. Bruno Mutzenbecher Gentil, Brazilian, married, Bachelor in Business Administration, bearer of the Identity Card No. 07.212.618-8, issued by IFP/RJ in September 10th, 1998, enrolled in the taxpayers’ roll (CPF/ME) under No. 001.330.367-82, domiciled at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th floor, Barra da Tijuca, in the city and State of Rio de Janeiro; (iv) Regulatory and Institutional Affairs Officer, Mr. Mario Girasole, naturalized as Brazilian, divorced, Doctor in Economics, bearer of the Identity Card No. 32.859.384-3, issued by DETRAN/RJ in December 20th, 2016, enrolled in the taxpayers’ roll (CPF/ME) under No. 059.292.237-50, domiciled at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th floor, Barra da Tijuca, in the city and State of Rio de Janeiro; (v) Diretora Jurídica (Legal Officer), Mrs. Fabiane Reschke, Brazilian, married, lawyer, bearer of the Identity Card No. 344518053 - CNH, issued by DETRAN/RS in January 11th, 2019, enrolled in the taxpayers’ roll (CPF/ME) under No. 544.284.590-68, domiciled at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th floor, Barra da Tijuca, in the city and State of Rio de Janeiro; and (vi) Mrs. Maria Antonietta Russo, Italian, married, bachelor in Psychology, bearer of the Identity Card RNM No. V411242M, issued by CGPI/DIREX/PF-RJ in June 19th, 2021, enrolled in the taxpayers’ roll (CPF/ME) under No. 059.696.447-14, domiciled at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th floor, Barra da Tijuca, in the city and State of Rio de Janeiro. All Board of Officers’ members will remain in the office until the first Board of Directors’ meeting to be held after the Company’s Annual Shareholders’ Meeting of the year 2025. The elected hereby declared, under penalty of law, that they are not involved in any of the crimes provided for by law that prevents them from performing business activities, in accordance with Section 147 of Law 6,404 of December 15th, 1976, and also informed that will present the instrument of investiture, the statement provided by the Comissão de Valores Mobiliários (“CVM”) Resolution No. 80, the statements provided in Sections 18 and 19 of the Company’s By-laws and other statements, within the legal term.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

March 31st, 2023

Additionally, it is registered that Mr. Alberto Mario Griselli abstained from voting on this item on the Agenda, due to his position as a member of this Board.

(4.4) In view of the above resolution, the limits of authority of the Company’s Officers and attorneys-in-fact are established as follows: (i) the Diretor Presidente (Chief Executive Officer) shall have full power to, acting individually, carry out, sign and represent the Company in any and all act and/or legal transaction, or before any public authority, including without limitations, any contracts that may result in the purchase of goods or services, divestiture, donation, assignment or encumbrance of assets, waiver of rights, and in acts of liberality, up to the amount of R$50,000,000.00 (fifty million Reais) per operation or series of operations related; (ii) the Diretor Financeiro (Chief Financial Officer) shall have full power to, acting individually, carry out, sign and represent the Company in relation to activities of the financial area, including without limitations, financial and treasury operations contracts, including, guarantee agreements in general, including borrowing and lending, assignment and discount of securities, up to the amount of R$50,000,000.00 (fifty million Reais) per operation or series of operations related, and to individually, carry out, sign and represent the Company in any and all act and/or legal transaction, or before any public authority, including without limitations, any contracts that may result in the purchase of goods or services, divestiture, donation, assignment or encumbrance of assets, waiver of rights, and in acts of liberality, within its area of activity up to the amount of R$10,000,000.00 (ten million Reais) per operation or series of operations related; and (iii) the other Officers of the Company: Diretor de Relações com Investidores (Investor Relations Officer); Business Support Officer; Regulatory and Institutional Affairs Officer; Diretor Jurídico (Legal Officer); and People, Culture & Organization Officer, shall have full power and the authority to, acting individually, carry out, sign and represent the Company in any and all act and/or legal transaction, or before any public authority, including without limitations, any contracts that may result in the purchase of goods or services, divestiture, donation, assignment or encumbrance of assets, waiver of rights, and in acts of liberality, within their respective areas of activity, up to the amount of R$10,000,000.00 (ten million Reais) per operation or series of operations related. The limits of authority approved herein are subject to the financial limits established in the By-laws and must be observed solely and exclusively for the implementation of the transaction and/or for the execution of legal transactions that result in the assumption of obligations and/or in the waiver of rights by the Company. In this sense, such limits of authority will not be applied in the following situations, among others: (i) in the execution of agreements for the sale of goods and services that represent revenue; (ii) in the practice of acts of simple administrative routines before legal entities of internal public law, public companies or companies that make up the indirect administration, and others of the same nature; and (iii) in the execution of acts of the Company's financial operational routine, such as the authorization and/or payment of taxes or any obligations, transfers of funds between accounts of the same ownership, applications and redemptions of financial resources of the Company, opening or closing of current accounts, and request and cancellation of access to any systems made available by financial institutions in general. Lastly, all Statutory Officers may perform any acts and sign any and all documents, on behalf of the Company, that have been previously approved by the competent corporate bodies, regardless of the limits of authority established herein.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

March 31st, 2023

(5) Approved the amendment proposal of the Company’s Board of Officers’ Internal Rules, according to the material presented.

(6) The Board Members acknowledged on the compliance process of the suspensive conditions provided for in the Protocol and Justification for the Merger of Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. (“Merged Company”) into TIM S.A.” (“Protocol”), namely, (i) obtaining prior consent from the National Telecommunications Agency - ANATEL and (ii) conclusion of operational procedures related to systemic parameterization.

After verifying the compliance with all the suspensive conditions to which the Merger was conditioned, as set out above, the Board Members declared that the said Merger and the consequent extinction of the Merged Company will become effective, for all purposes and effects, on the date of April 1st, 2023.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), March 31st, 2023.

FABIANE RESCHKE

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: March 31, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer